Invest in ALBI

AI-Powered Meeting Assistant — Helping teams have productive meetings

ALBIBYSPEAK.COM   CLACKAMAS OREGON





We were originally looking for a solution for ourselves as we understood the value of meeting notes but rarely captured them in the fidelity required. However, we fell in love with Albi when we realized that this journey was not about replacing people with technology, but instead using technology so people can be the best versions of themselves.

Cody White CEO & Co-Founder @ ALBI

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Why you may want to invest in us...

1   30+ beta customers including. Nike, Verizon, J.P. Morgan Chase, etc.

2   Co-founders worked at startups with exits to Oracle, Cisco, TransUnion.

3   Integrated with (Google Calendar, Google Hangouts and Zoom)

4   We have 55M meetings daily — but note-taking remains manual, inefficient.

5   Infrastructure Support by Google Cloud

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Cody White
CEO & Co-Founder
Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.



Mei Wu
VP of Corporate Development & Co-Founder
Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.




Sulaimon Ibrahim
CTO
NLP & A.I Expert with Masters in Computer Science. AI domain expert at Intel, trained thousands of developers worldwide on A.I products and tools.

SEE MORE

The meeting assistant that works for you. Get more from meetings. Never miss a detail.

Meetings are important.

In fact, we have 55M meetings daily— each 45min long on average. Collectively, this represents 15% of an organization's time. The problem is that meeting notes are usually taken manually. As a result, they are distracting, inconsistent, and often incomplete.

And yet, there was no one solving this.

There was no smart personal assistant that removed the tedious task of capturing and summarizing meeting notes, while capturing action items to share with the team.



We made Albi to make every meeting count.

Albi uses natural language processing and artificial intelligence to automate excellent meeting minutes. This both improves the fidelity of documentation and frees up meeting attendees to actively participate in the meeting.Albi never misses an important moment, allowing you and your team to focus, create, and deliver. Capture every idea.

A $503 billion market — that hasn't tapped meetings.

The enterprise software market has experienced high levels of growth in recent years, with market revenues more than doubling in the decade between 2009 and 2019. Recent forecasts expect market revenues to reach $556 billion by 2021.





Information technology (IT) spending on enterprise software worldwide, from 2009 to 2021(in billion U.S. dollars)

With AI advancements, the time is now.



Timeline of AI publications

Teams want Albi.

We've had over 30 beta customers including Nike, TransUnion, Verizon, Chase by J.P. Morgan, and many more (as follows). Currently, we're focusing on product managers and scrum masters to adopt Albi to their teams.

30+
BETA COMPANIES

3
FORTUNE 100 COMPANIES

1000+
HOURS OF MEETING DATA

We have the right team to do this.



Team

Cody White
CEO
Early employee at AvantGo, iTradeNetwork, Jama Software & SpaceView all with successful exits. Focused on product development and customer success.

Sulaimon Ibrahim
CTO
NLP & A.I Expert with Masters in Computer Science. AI domain expert at Intel, trained thousands of developers worldwide on A.I products and tools.

Mei Wu
VP of Corporate Development
Executive with 25+ years of experience in the software industry with previous startups that led to exits with Symantec, Oracle, Cisco, TransUnion and ADTRAN.

Dan Lulich
COO
Accomplished engineering executive, with 25+ years of technology management, operations leadership, and engineering delivery in SaaS, Cloud, Security, AI, Machine Learning, and Neural Networks.

ALBI

Confidential

Simple, powerful, and collaborative.

Simple, powerful, and collaborative

Sync Albi with your calendar. Albi then listens in, captures your meeting notes, and identifies key decisions and action items to be shared with the team via many integrations — email, Slack, Asana, Jira, and more. Edit notes together. Albi gets smarter with each edit.


ALBI
April
SUN
19
MON
20
1. Invite ALBI To Your Meeting


ALBI
Morning Check-In
SHARE
Key Decisions
Action Items
Transcript
2. ALBI Listens and Summarizes the Details


ALBI
Share
Add
cody@speakmeetings.com
3. Share The Notes

Use of Funds


Sales & Marketing 28%
Unallocated 5%
Engineering 57%
Operations 10%

Milestones


May 2020
30 Customers
50 Customers
150 Customers
April 2021
New UI & UX
Enterprise Security
Reserved For Customer Feedback
95% Action Item Accuracy
Albi Coaching Live
Enterprise Reporting Engine
3rd Party Integration
Real-Time Dashboard

Note: these milestones contain forward looking events, which cannot be guaranteed.

The bigger picture — more than meeting notes

We want to help each person become their best self. Albi is also a personal coach to help us become better communicators and team players. This industry is huge too — it is estimated that the business coaching industry revenue increased to $15 billion in 2019 at an annualized rate of 5.6%.


ALBI
Meeting Home
Analytics
Manual Dial
Profile
Coaching
Efficiency Score
78%
Persona Type
Meeting Ninja
Meeting Frequency
Trending High
Activity Frequency
On-Track
Meeting Timeline
Suggestions
Albi's Update

Join us!

Let's rethink the way we approach meetings and help every team to focus on collaboration and performance — all while driving towards actionable outcomes. Together, we can drive innovation and change forward more effectively.

Invest $100 today

Investor Q&A

– COLLAPSE ALL

What does your company do?

Albi is a smart personal assistant — freeing your teams to be creative and engaged in meetings by removing the tedious task of capturing and summarizing meeting notes. Using advanced natural language processing and artificial intelligence, Albi never misses an important moment, allowing you and your team to focus, create, and deliver.

Where will your company be in 5 years?

We want every person at every company to have their oven version of Albi. We see Albi joining millions of meetings a day and helping people discover insights about themselves that make them a better co-worker. We want the name Albi to be synonymous with productivity software like Zoom, Slack and Microsoft Teams.

Why did you choose this idea?

We were originally looking for a solution for ourselves as we understood the value of meeting notes but rarely captured them in the fidelity required. However, we fell in love with Albi when we realized that this journey was not about replacing people with technology, but instead using technology so people can be the best versions of themselves.

Who are your competitors? What makes you different? ⌄

What sets Albi apart from the competition is it's action item accuracy, meeting analytics and personalized coaching. Our competitors are spread across the board from venture backed start-ups to companies with no product but a fancy website. We've been building the core version of Albi for the last 9 months, received real-world feedback and have rapidly grown to over 30 companies using without spending any money on marketing.

How do you make money? ⌄

Our main source of revenue comes from SaaS re-occurring license subscriptions and we also provide professional services for larger implementations.

How far are you? ⌄

We've spend our time, effort and resources on building the v1.0 version of Albi and validating it's value through our initial set of users. We have a product that's ready to go to market and are excited to bring Albi to the world.

Who needs what you're making? ⌄

Anyone who collaborates with other people in a meeting. The initial personas that we've targeted are project managers and scrum masters at mid to large enterprises.

How do you protect user data? ⌄

Speak Technologies is a Google partner and our infrastructure is hosted in Google Cloud. We benefit from there security capabilities:

https://cloud.google.com/security/infrastructure/

Any data breach will be immediately reported and mitigation steps outlined to prevent future issues.
